Agora, Inc. Reports Second Quarter 2024 Financial Results

SANTA CLARA, Calif., August 19, 2024 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in real-time engagement technology, today announced its unaudited financial results for the second quarter ended June 30, 2024.

“I am glad to see both Agora and Shengwang delivered year-on-year revenue growth against a very challenging macro environment in this quarter, which was made possible through our relentless innovation to enable new use cases and to push the bar of quality and value for existing use cases,” said Tony Zhao, founder, chairman and CEO of Agora, Inc. “Recently, we facilitated our customers to launch conversational AI applications in various use cases such as AI companions, productivity assistants, language tutors and customer service, with promising user adoption and engagement trends. I believe the intersection of real-time engagement and conversational AI will be a key driver of our business going forward.”

Second Quarter 2024 Highlights

•
Total revenues for the quarter were $34.2 million, an increase of 0.5% from $34.0 million in the second quarter of 2023.
•
Agora: $15.6 million for the quarter, an increase of 2.0% from $15.3 million in the second quarter of 2023.
•
Shengwang: RMB131.9 million ($18.6 million) for the quarter, an increase of 0.3% from RMB131.5 million ($18.7 million) in the second quarter of 2023.
•
Active Customers
•
Agora: 1,672 as of June 30, 2024, an increase of 7.2% from 1,560 as of June 30, 2023.
•
Shengwang: 3,774 as of June 30, 2024, a decrease of 5.5% from 3,992 as of June 30, 2023.
•
Dollar-Based Net Retention Rate
•
Agora: 92% for the trailing 12-month period ended June 30, 2024.
•
Shengwang: 79% for the trailing 12-month period ended June 30, 2024.
•
Net loss for the quarter was $9.2 million, compared to net loss of $45.3 million in the second quarter of 2023. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill, non-GAAP net loss for the quarter was $6.0 million, compared to the non-GAAP net loss of $6.6 million in the second quarter of 2023.
•
Adjusted EBITDA for the quarter was negative $6.0 million, compared to negative $6.6 million in the second quarter of 2023.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of June 30, 2024 was $371.0 million.
•
Net cash used in operating activities for the quarter was $7.6 million, compared to $5.3 million in the second quarter of 2023.

•
Free cash flow for the quarter was negative $7.9 million, compared to negative $5.6 million in the second quarter of 2023.

Second Quarter 2024 Financial Results

Revenues

Total revenues were $34.2 million in the second quarter of 2024, an increase of 0.5% from $34.0 million in the same period last year. Revenues of Agora were $15.6 million in the second quarter of 2024, an increase of 2.0% from $15.3 million in the same period last year, primarily due to our business expansion and usage growth in sectors such as live shopping. Revenues of Shengwang were RMB131.9 million ($18.6 million) in the second quarter of 2024, an increase of 0.3% from RMB131.5 million ($18.7 million) in the same period last year, primarily due to increase in revenues from certain sectors such as Internet of Things.

Cost of Revenues

Cost of revenues was $13.0 million in the second quarter of 2024, an increase of 3.8% from $12.5 million in the same period last year, primarily due to the increase in bandwidth usage and co-location costs.

Gross Profit and Gross Margin

Gross profit was $21.2 million in the second quarter of 2024, a decrease of 1.4% from $21.5 million in the same period last year. Gross margin was 62.0% in the second quarter of 2024, a decrease of 1.3% from 63.3% in the same period last year, mainly due to product mix change.

Operating Expenses

Operating expenses were $32.6 million in the second quarter of 2024, a decrease of 14.4% from $38.1 million in the same period last year.

•
Research and development expenses were $18.1 million in the second quarter of 2024, a decrease of 10.6% from $20.3 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $3.4 million in the second quarter of 2023 to $2.1 million in the second quarter of 2024.
•
Sales and marketing expenses were $6.3 million in the second quarter of 2024, a decrease of 27.4% from $8.6 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $1.2 million in the second quarter of 2023 to $0.3 million in the second quarter of 2024.
•
General and administrative expenses were $8.2 million in the second quarter of 2024, a decrease of 10.8% from $9.2 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $2.1 million in the second quarter of 2023 to $0.7 million in the second quarter of 2024.

Loss from Operations

Loss from operations was $11.1 million in the second quarter of 2024, compared to $48.1 million in the same period last year, primarily due to the decrease of operating expenses from $38.1 million in the second quarter of 2023 to $32.6 million in the second quarter of 2024, as well as the decrease of impairment of goodwill from $31.9 million in the second quarter of 2023 to nil in the second quarter of 2024.

Interest Income

Interest income was $4.6 million in the second quarter of 2024, compared to $4.8 million in the same period last year, primarily due to the decrease in the average balance of cash, cash equivalents, bank deposits and financial products issued by banks.

Investment Loss

Investment loss was $2.8 million in the second quarter of 2024, compared to $1.9 million in the same period last year, primarily due to the fair value change in equity investments.

Net Loss

Net loss was $9.2 million in the second quarter of 2024, compared to $45.3 million in the same period last year.

Net Loss per American Depositary Share attributable to ordinary shareholders

Net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders was $0.10 in the second quarter of 2024, compared to $0.45 in the same period last year.

Share Repurchase Program

During the three months ended June 30, 2024, the Company repurchased approximately 3.9 million of its class A ordinary shares (equivalent to approximately 1.0 million ADSs) for approximately US$2.4 million under its share repurchase program, representing 1.2% of its US$200 million share repurchase program.

As of June 30, 2024, the Company had repurchased approximately 122.5 million of its class A ordinary shares (equivalent to approximately 30.6 million ADSs) for approximately US$109.9 million under its share repurchase program, representing 55% of its US$200 million share repurchase program.

As of June 30, 2024, the Company had 367.9 million ordinary shares (equivalent to approximately 92.0 million ADSs) outstanding, compared to 449.8 million ordinary shares (equivalent to approximately 112.5 million ADSs) outstanding as of January 31, 2022 before the share repurchase program commenced.

The current share repurchase program will expire at the end of February 2025.

Financial Outlook

Based on the currently available information, the Company expects total revenues for the third quarter of 2024 to be between $31.5 million and $33.5 million. This outlook reflects the Company’s planned end of sale of certain products with unsatisfactory profitability. Such products generated approximately $2.4 million of revenues in the third quarter of 2023 and $3.3 million of revenues in the second quarter of 2024. This outlook also reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9 p.m. Eastern Time on August 19, 2024. Details for the conference call are as follows:

Event title: Agora, Inc. 2Q 2024 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/nr2i6si8

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register.vevent.com/register/BI8f5ae80f0c244071a802cba97cbac9e6

Please visit the Company’s investor relations website at https://investor.agora.io on August 19, 2024 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

The Company has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company uses these non-GAAP financial measures internally in analyzing its financial results and believe that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing its financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill. The Company believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill that it includes in its cost of revenues, total operating expenses and net income (loss). The Company believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of its historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of the Company’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Non-GAAP net income (loss) is defined as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, amortization of land use right, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and impairment of goodwill.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less purchases of property and equipment (excluding the acquisition of land use right and the construction in progress for the headquarters project). The Company considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any particular period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. Shengwang excluded the revenues from Easemob’s CEC business and K12 academic tutoring sector. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the continued impact of COVID-19 on global markets and the Company’s business, operations and customers; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the Cayman Islands holding company of two independent divisions, under Agora brand and Shengwang brand, respectively, whose businesses are conducted through separate entities.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	June 30,	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	37,587	36,894
Short-term bank deposits	198,906	86,924
Short-term financial products issued by banks	115,118	84,853
Short-term investments	2,893	7,983
Accounts receivable, net	37,456	34,668
Prepayments and other current assets	21,431	9,059
Contract assets	1,070	1,048
Total current assets	414,461	261,429
Property and equipment, net	4,283	5,365
Construction in progress for the headquarters project	20,434	17,343
Operating lease right-of-use assets	3,238	4,011
Intangible assets	872	1,274
Long-term bank deposits	10,000	143,127
Long-term financial products issued by banks	9,400	20,000
Long-term investments	44,560	43,893
Land use right, net	164,501	167,246
Other non-current assets	7,577	10,907
Total assets	679,326	674,595

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	17,513	12,996
Advances from customers	8,082	7,765
Taxes payable	1,553	906
Current operating lease liabilities	2,306	2,447
Accrued expenses and other current liabilities	20,571	32,780
Total current liabilities	50,025	56,894
Long-term operating lease liabilities	799	1,726
Deferred tax liabilities	133	196
Long-term borrowings	22,089	11,027
Other non-current liabilities	19,217	3
Total liabilities	92,263	69,846

Shareholders’ equity:

Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,139,695	1,138,346
Treasury shares, at cost	(78,969)	(79,716)

Accumulated other comprehensive loss	(11,104)	(10,027)
Accumulated deficit	(462,606)	(443,901)
Total shareholders’ equity	587,063	604,749
Total liabilities and shareholders’ equity	679,326	674,595

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2024	2023	2024	2023
Real-time engagement service revenues	33,138	32,979	65,360	68,080
Real-time engagement on-premise solution and other revenues	1,071	1,059	1,870	2,401
Total revenues	34,209	34,038	67,230	70,481
Cost of revenues	12,983	12,502	25,780	26,099
Gross profit	21,226	21,536	41,450	44,382
Operating expenses:
Research and development	18,141	20,285	36,280	41,316
Sales and marketing	6,270	8,638	13,084	19,114
General and administrative	8,228	9,221	16,608	18,030
Total operating expenses	32,639	38,144	65,972	78,460
Other operating income	304	399	780	895
Impairment of goodwill	-	(31,928)	-	(31,928)
Loss from operations	(11,109)	(48,137)	(23,742)	(65,111)
Exchange gain (loss)	110	(328)	65	(211)
Interest income	4,586	4,750	9,320	9,156
Interest expense	(105)	-	(165)	-
Investment loss	(2,837)	(1,943)	(4,872)	(5,141)
Losses from extinguishment of convertible note	-	-	-	(1,230)
Other income	-	550	-	550
Loss before income taxes	(9,355)	(45,108)	(19,394)	(61,987)
Income taxes	(9)	(169)	(149)	(159)
Equity in income (loss) of affiliates	122	(16)	838	51
Net loss	(9,242)	(45,293)	(18,705)	(62,095)
Net loss attributable to ordinary shareholders	(9,242)	(45,293)	(18,705)	(62,095)
Other comprehensive loss:
Foreign currency translation adjustments	(738)	(9,430)	(1,078)	(7,261)
Gain on available-for-sale debt securities	-	-	-	1,385

Total comprehensive loss attributable to ordinary shareholders	(9,980)	(54,723)	(19,783)	(67,971)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.10)	(0.45)	(0.20)	(0.60)

Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	373,103,149	402,116,231	372,644,910	413,004,785

Share-based compensation expenses included in:
Cost of revenues	52	230	153	447
Research and development expenses	2,065	3,356	5,110	6,899
Sales and marketing expenses	294	1,172	597	2,905
General and administrative expenses	748	2,077	1,733	4,008

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2024	2023	2024	2023
Cash flows from operating activities:
Net loss	(9,242)	(45,293)	(18,705)	(62,095)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	3,159	6,835	7,593	14,259
Allowance for current expected credit losses	2,557	1,947	4,848	3,501
Depreciation of property and equipment	930	1,908	1,938	4,122
Amortization of intangible assets	129	345	402	691
Amortization of land use right	858	869	1,716	1,462
Deferred tax benefit	(20)	(53)	(62)	(106)
Amortization of right-of-use asset and interest on lease liabilities	688	704	1,348	1,514
Investment loss	2,837	1,943	4,872	5,141
Losses from extinguishment of convertible note	-	-	-	1,230
Interest income on debt securities and investments	-	-	-	(105)
Equity in (income) loss of affiliates	(122)	16	(838)	(51)
Loss (gain) on disposal of property and equipment	17	(2)	15	(44)
Interest expense	105	-	165	-
Impairments of goodwill	-	31,928	-	31,928
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(3,284)	(970)	(7,791)	(3,353)
Contract assets	-	(104)	(29)	(856)
Prepayments and other current assets	(2,118)	(817)	(12,476)	(349)
Other non-current assets	(106)	(2,208)	7,140	(3,056)
Accounts payable	2,125	(393)	4,573	986
Advances from customers	(144)	(364)	357	(659)
Taxes payable	213	322	654	(833)
Operating lease liabilities	(759)	(692)	(1,642)	(1,545)
Deferred income	63	(160)	(194)	(160)
Accrued expenses and other liabilities	(5,441)	(1,091)	(7,926)	(5,880)
Net cash used in operating activities	(7,555)	(5,330)	(14,042)	(14,258)
Cash flows from investing activities:
Purchase of short-term bank deposits	(12,000)	-	(43,100)	(129,521)

Purchase of short-term financial products issued by banks	(20,091)	(369)	(20,091)	(10,374)
Proceeds from maturity of short-term bank deposits	51,098	43,521	74,241	348,058
Proceeds from maturity of short-term financial products issued by banks	-	-	10,029	8,310
Purchase of long-term bank deposits	(10,000)	(30,521)	(10,000)	(143,127)
Purchase of long-term financial products issued by banks	(3,400)	-	(9,400)	(20,000)
Purchase of long-term investments	-	-	-	(15)
Purchase of property and equipment	(377)	(265)	(964)	(450)
Purchase of land use right	-	-	-	(5,133)
Purchase of construction in progress for the headquarters project	(4,199)	(440)	(10,977)	(2,487)
Cash received for business disposal	-	2,707	-	5,769
Disposal of property and equipment	49	8	56	51
Cash paid for a business combination	-	-	-	(3,680)
Cash received from disposal of long-term investments	127	-	127	-
Net cash provided by (used in) investing activities	1,207	14,641	(10,079)	47,401
Cash flows from financing activities:
Proceeds from long-term borrowings	4,310	-	11,054	-
Deposits returned for business disposal	-	-	-	(1,000)
Proceeds from exercise of employees’ share options	167	492	375	516
Deposit received in relation to headquarters project	-	-	19,280	-
Repurchase of Class A ordinary shares	(2,346)	(20,964)	(5,754)	(40,367)
Net cash provided by (used in) financing activities	2,131	(20,472)	24,955	(40,851)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(98)	(926)	(141)	(1,339)
Net decrease in cash, cash equivalents and restricted cash	(4,315)	(12,087)	693	(9,047)
Cash balance recorded in held-for sale assets at beginning of period	-	-	-	1,488
Cash, cash equivalents and restricted cash at beginning of period *	42,182	50,355	37,174	45,827
Cash, cash equivalents and restricted cash at end of period **	37,867	38,268	37,867	38,268
Supplemental disclosure of cash flow information:
Income taxes paid	1	10	109	32

Cash payments included in the measurement of operating lease liabilities	759	692	1,642	1,545
Right-of-use assets obtained in exchange for operating lease obligations	177	394	513	4,088
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	33	52	33	52
Payables for property and equipment	32	8	32	8
Payables for construction in progress for the headquarters project	991	2,857	2,785	2,857
Payables for treasury shares, at cost	74	479	74	479
* includes restricted cash balance	280	130	280	154
** includes restricted cash balance	280	280	280	280

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2024	2023	2024	2023
GAAP net loss	(9,242)	(45,293)	(18,705)	(62,095)
Add:
Share-based compensation expenses	3,159	6,835	7,593	14,259
Acquisition related expenses	-	(369)	-	(413)
Amortization expenses of acquired intangible assets	129	345	402	690
Income tax related to acquired intangible assets	(20)	(53)	(62)	(106)
Impairment of goodwill	-	31,928	-	31,928
Non-GAAP net loss	(5,974)	(6,607)	(10,772)	(15,737)

GAAP net loss	(9,242)	(45,293)	(18,705)	(62,095)
Excluding:
Exchange (gain) loss	(110)	328	(65)	211
Interest income	(4,586)	(4,750)	(9,320)	(9,156)
Interest expense	105	-	165	-
Investment loss	2,837	1,943	4,872	5,141
Losses from extinguishment of convertible note	-	-	-	1,230
Equity in (income) loss of affiliates	(122)	16	(838)	(51)
Other income	-	(550)	-	(550)
Income taxes	9	169	149	159
Depreciation of property and equipment	930	1,908	1,938	4,122
Amortization of land use right	858	869	1,716	1,462
Share-based compensation expenses	3,159	6,835	7,593	14,259
Acquisition related expenses	-	(369)	-	(413)
Amortization expenses of acquired intangible assets	129	345	402	690
Impairment of goodwill	-	31,928	-	31,928
Adjusted EBITDA	(6,033)	(6,621)	(12,093)	(13,063)

Net cash used in operating activities	(7,555)	(5,330)	(14,042)	(14,258)
Purchase of property and equipment	(377)	(265)	(964)	(450)
Free Cash Flow	(7,932)	(5,595)	(15,006)	(14,708)
Net cash provided by (used in) investing activities	1,207	14,641	(10,079)	47,401
Net cash provided by (used in) financing activities	2,131	(20,472)	24,955	(40,851)